Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

The following is the transcript from an investor presentation that took place on July 21, 2004 in connection with the announcement of the earnings and business for the quarter ended June 30, 2004 by The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”). The press release and supplementary information referred to in the following transcript were previously filed on July 21, 2004 by PNC on a Current Report on Form 8-K, and this transcript should be read in conjunction with those materials.

William Callihan:	Thank you operator and good morning all. Welcome to today’s conference call for The PNC Financial Services Group.

Participating in this morning’s call will be PNC’s Chairman and Chief Executive Officer Jim Rohr, and Bill Demchak, the company’s Vice Chairman and Chief Financial Officer.

As a reminder, the following comments and statements contain forward-looking information. Actual results and future events could differ, possibly materially, due to a variety of factors, including those described in this call, in today’s earnings release, and supplementary information, and in our 2003 Form 10-K and other SEC reports.

These statements speak only as of July 21, 2004, and PNC undertakes no obligation to update them. The following comments also include discussion of non-GAAP financial measures, which to the extent not so qualified in the comments, is qualified by GAAP reconciliation information included in our earnings release, financial supplement, 2003 Form 10-K, and other documents available on our Web site at www.pnc.com in the “For Investors” section.

Now let me turn the call over to Jim Rohr.

James Rohr:	Thank you, Bill, and good morning and thank you for joining us today.

It’s been a busy week for us here at PNC. As you know, we announced last Friday that we’ve agreed to acquire the Riggs National Corporation, a Washington D.C.-based banking company. And the transaction was valued at $774 million in cash and stock at the time of the announcement.

We expect to add about $5.6 billion in assets and $3 billion in deposits when we close the transaction early next year. The combination with Riggs is a big step forward for us. It gives us an immediate and substantial presence in one of the nation’s most lucrative markets. And we intent to build on the Riggs franchise to become a market leader across products in Washington, Maryland, and Virginia.

I know that a lot of you have had questions about the risk associated with the regulatory issues at Riggs, and I’d like to reiterate a few points we made last week. One, we engaged in extensive due diligence at Riggs. We had 90 people there. We have a good understanding of the issues they face.

Two, we expect the vast majority of the regulatory problems to be resolved through the sale, elimination, or downsizing of the international and embassy businesses.

And three, we have good protections in the merger agreement if something unexpected should surface prior to closing. What we will get when we close on Riggs is a retail market leader in one of the nation’s best markets and we’re very excited about that opportunity.

Now today’s news is more normal course of business, but we’re feeling very good about the earnings we reported today. Before Bill takes you through some of the factors that affected our performance during the quarter, I’d like to briefly cover two topics.

First, I would like to talk about our plan for growing PNC. What’s working, and where do we go from here? Then I’d like to give you my perspective on the current and near term future for loan demand, which I believe is positive.

As we told you in the Riggs press release, we had a good quarter and we’re very pleased with our positioning in a rising interest rate environment.

Our business segment earnings are growing, up 16% versus last year. And that means our strategy for customer growth is working. In fact, we saw increases in customers across our businesses during the quarter and the fee mix—the business mix that we have—is very good. We generated 65% of our revenues from non-interest income.

So while we’ve been very conservative in positioning ourselves for rising rates, we have continued to perform and grow on the fee side, which indicates continued growth in the customer franchise.

And we’ve made a lot of important progress. In the Regional Community Bank, deposits are up 6% since last year. Checking relationships are up 8%. And 43% of our customers now are banking with us online, up from 38% a year ago, and that’s one of the highest penetration rates in the industry.

In the business banking area, our deposits are up 9% on an annualized basis compared with the first quarter. And we’ve seen an uptick in small business loans.

In wholesale banking, we’re ahead of budget. On the sales side, we’ve won a number of important new clients. And in fact, we just signed our largest treasury management client ever, a blue chip company where, when we fully develop the relationship, we estimate we will receive $18 million in annual revenue.

The customer satisfaction side is also doing well. Across PNC our customers and their satisfaction with our service is increasing. And we’ve had good validation for that because just recently we were named—our treasury management area—was named the highest quality treasury management area by Phoenix-Hecht.

And the successes we’re having are reflected in our customer retention numbers. Ninety-eight percent of our PNC Advisors primary clients, who are our top revenue-producing clients, are being retained. And 95% of our retail banking customers, which we think is best in class.

But while those successes are important, we’re committed to do a better job of winning market share. We simply cannot accept the notion that slow demographic growth in our primary geographic area justifies slow business growth. And we’re identifying success there.

But another thing, it’s also important to recognize that our mix of businesses is a mix of regional, national, and international businesses that differentiates us from other super-regional banks.

While the community bank operates in a six-state footprint, our real estate, business credit, leasing, and treasury management businesses are truly national, and PFPC and BlackRock are international. So we operate not only in a great diversity of geographic markets, but also in businesses.

I know you heard from Larry yesterday, but BlackRock’s success is the best example— where their revenues are truly international.

And while we’ve been successful at taking market share in many businesses, we’ve changed strategy in others. First we’re getting more feet on the street. For example, we’re adding people in business banking and private banking, particularly in our higher growth markets.

For example, PNC Advisors—we’re adding a number of people. We’re working hard at finding the best people and we’ve revamped our compensation structure for [PNC] Advisors and we’ve changed the way we recruit.

And we’ve had a lot of success already in this competitive market. And that’s necessary so that we can accelerate our growth.

The second initiative is that we’ve redefined the role of branch managers to give them more decision-making power. And we’re incenting them to generate new business banking opportunities.

Today we have 350 dedicated small business bankers, but the new job description for branch managers makes them part of that force. So we have today 770 branch managers who are now involved in business banking. If you would assume that one-third to 40% of their time would be involved in business banking, that would be the same effect of adding 250 to 300 new business bankers on the street.

We’ve finished the training that we needed to do. We’ve built in the incentives and we’re excited about the prospects for increasing this very profitable business.

And finally we’re continuing to improve our targeted marketing efforts by reevaluating the entire client list, rating customers based on profitability and potential for risk-adjusted growth and allocating our resources appropriately.

These initiatives are already making us bigger and stronger and more efficient in the areas that we’ve targeted and we’re confident that they’ll help us increase market share across our businesses and generate strong returns.

We’re also beginning to get some help from the environment. A quarter ago Bill and I told you we thought loan demand had begun to turn the corner and that we would soon be seeing the beginning of a rebound. Clearly, we’re seeing that rebound now.

What’s important is the trends. Loan balances are up. And if you look at spot balances, rather than averages, the increases are more dramatic. Notional balances are up $1.6 billion since the end of the first quarter. And loan commitments are up over $1.2 billion. And this is the third straight quarter we’ve seen the commitments increase.

Credit utilization rates have begun to come off their lows—our utilization rate was up versus first quarter. And it’s our first increase in several years. That indicates that business owners are utilizing their sources of liquidity to fund their growth.

The demand is increasing across products too. On a spot basis versus last quarter, commercial loans are up in almost every industry sector, while commercial real estate and consumer loans are up strongly.

For example our two largest sectors, retail wholesale and manufacturing, were up 7% and 5% respectively, off the end of the first quarter. If you look at Page 13 in the supplement you can see how this loan demand increase is across the board. We’re very pleased to see that.

The improvements we’re seeing in real estate finance demands means the commercial real estate market is improving and we’re winning our share of the business.

Now I should note that increasing loan demand has brought with it increasing competition. We’re seeing more bidders for every deal, but we’re also seeing bids from our competitors that don’t make economic sense. I want to assure you that we are committed to profitable risk-adjusted lending and careful balance sheet management. We will not buy deals at any cost.

That said, the future for loans look brighter. We expect the rising tide of loan demand to continue in step with broad-based economic growth. And as that happens, we’re also winning a greater share of deposits. That’s a good combination for us.

And with that, I’d like to turn it over to Bill to talk about the quarter and the balance sheet.

Bill?

William Demchak:	Thanks, Jim.

I think we did have a good quarter. And as you’ll see there isn’t much noise in these numbers.

Business environment is beginning to play out the way we thought it would. We see rates going up, credit utilization rates are up, and as Jim told you in some detail, loan demand is substantially better for us.

We like this environment because we’ve positioned ourselves for it, and because it gives us the tailwind we need to execute our growth plan.

The release covers all the numbers so I’m going to talk about the important factors that affected the second quarter performance of our business. And I’ll give you some insight into our balance sheet positioning and our asset quality. The release covers all the numbers so I’m going to talk about the important factors that affected the second quarter performance of our business. And I’ll give you some insight into our balance sheet positioning and our asset quality.

First, let me cover the one significant special item in the results, which is the sale of our portfolio of auto leases during the quarter. We completed this exit much earlier than we had anticipated. The net effect of the sale was an $8 million pre-tax charge that was recorded in the Other Expense line. And a $5 million reserve reversal.

The significant thing to note is that we have now exited the auto lease business, which we do not view as profitable over the long term. That business typically contributed about $4 million in net interest income per quarter and had about an equal and offsetting expense base.

I’m sure you remember that we’ve been selling assets that we did not think generated appropriate risk-adjusted returns. We’ve been doing that for some time now and this divestiture of the auto lease portfolio essentially signals an end to that process. We’re very pleased with the risk return dynamics and the balance sheet that we have now.

Now on to this quarter’s results. I’m sure that the number that stands out most to you is the decline in net interest income, so let me talk about that first.

Our net interest margin fell to 3.18%, which is down 12 basis points versus the first quarter. The margin and resultant net interest income fell because floors embedded in certain securities in our book matured. But, importantly, also because we sold fixed rate securities to enhance our position for rising rates and because of spreads we earn on our loan book had declined.

On a spot basis, our security balances decreased almost $2 billion, or 12%, since the end of the first quarter. And I should mention that the remaining securities book includes unrealized losses of approximately $227 million, while the derivatives book includes unrealized gains of $211 million.

The numbers we reported in the first quarter 10-Q showed small unrealized gains in securities and larger unrealized gains in the derivatives book.

The important message here is that we put ourselves in a position to be ready for rising interest rates. And we’ve resisted a lot of temptations along the way. We’ve purposely left money on the table by the risk of cash-and-carry trades and we have not changed our essential philosophy just to bolster interest income for the short term.

You’ve heard this speech before, but we could have added securities to make this quarter’s results look better, but that would have substantially increased the depreciation in our securities book. Instead, we have chosen to position the balance sheet for strong returns in a rising rate environment, and we expect that that will differentiate our performance over time.

Now let me give you some guidance regarding what we expect in terms of net interest income over the next few quarters. The third quarter NII is likely to be relatively flat compared with the second quarter, but up slightly when you adjust for the sale of the vehicle lease portfolio.

Now that’s primarily because we don’t want to leverage the investment book at the beginning of what we think will be a prolonged and volatile period of rising rates.

And also, as Jim said, loans are increasing but income lags asset origination. Nonetheless, clearly as loan demand continues to increase, we will see a positive impact on that on NII.

So in the fourth quarter we expect NII to ramp up as rate increases and asset levels ramp up. And importantly—and I think this a differentiating item—we expect the increases in net interest income to continue through 2005. And that’s all good news for us.

We’re being patient and our patience will let us avoid major write-offs from existing cash and carry trades. The balance sheet is in a great position, which is evident in the quality of our assets. Asset quality statistics are at the best levels in a long time and they compare very favorably with banks rated two levels higher by the rating agencies.

Non-performing loans to total loans stands at just .43% compared to .95% a year ago. And net charge offs to average loans fell to .27% down from ..73% at this time last year.

These improvements in asset quality drove the provision down to $8 million and enabled reserve releases, which is why charge offs are higher than the provision again. If you take out the impact of the vehicle lease reversal of $5 million, I would expect loan loss provision to moderately higher over the next two quarters, partly because of rising loan demand and loan balances.

Of course the increases in rates and loans and the outstanding asset quality are all very good for our businesses, not just for our balance sheet.

Business earnings were up, which means we’re doing well at acquiring, growing, and retaining customers. Business segment earnings totaled $330 million for the quarter.

The Regional Community Bank, which accounted for 41% of consolidated net income, earned $125 million for the quarter, a $3 million increase over the second quarter of last year.

The RCB has made substantial progress this year—loans, deposits, checking customer relationships, and retention are all up over a year ago.

I’ve also noticed that deposits were down this quarter for many of our peers but that hasn’t been our experience, in fact, transaction deposits were up over $300 million. That’s a testament to the strength of our relationship-driven strategy.

Another good indication of that approach is customer retention, which was at 95% at the end of the quarter. And we think that’s at the top of the industry.

The RCB is also on track with its plan to open 30 new branches in the high growth market of New Jersey by 2006. During the second quarter we opened six new branches there.

In wholesale banking, earnings increased versus second quarter of ‘03 by 36%, primarily because of significantly improved asset quality resulting in a lower provision, and because of growth in business loans.

I should note that link quarter comparison for both the regional bank and the wholesale bank are difficult. In the RCB—in the regional bank—we’ve changed the charge off policy for smaller, non-performing commercial loans and incurred one-time acquisition expenses for United during the first quarter. And that change had a negative impact on the RCB’s provision.

In the wholesale bank, we realized a significant benefit from the reduction of non-performing loans in the first quarter and we told you the resultant level of negative provision would not be sustained. These effects were one timers, so this quarter’s results are more reflective of normalized earnings in those segments.

PNC Advisors earned $27 million for the second, a 13% increase over the second quarter last year. Earnings were down versus the first quarter, because of the $10 million gain we recorded in the first quarter for the sale of certain Hawthorn consulting activities.

Advisors is retaining clients very well and we’re managing costs with discipline and we’re making progress in bringing in new priority clients, but we need to accelerate these trends.

PFPC earned $17 million for the quarter, a million more than both the link quarter and the second quarter last year. While pricing pressure and mutual fund industry turmoil continued to impact this business, we continue to take out expenses and we’ve won some valuable new clients. In fact sales for the first half of ‘04 have already surpassed sales for all of 2003.

Now as you might expect, BlackRock’s fixed income business was impacted by higher rates, but BlackRock produced another very strong quarter with earnings of $48 million. Earnings increased 24% compared with the second quarter of 2003 and we’re down compared to the link quarter due to a one-time tax benefit BlackRock recorded during the first quarter.

Assets under management decreased compared with the first quarter, due to the challenging conditions in fixed income markets. But despite the modest decline in assets, BlackRock continues to deliver excellent results.

I should note, too, that our equity management activities, which encompass our private equity and venture capital businesses, recorded $23 million in after-tax gains during the quarter. And we’re obviously pleased with these strong results, but we don’t necessarily view these levels of gains as sustainable through the remainder of the year.

A quick note on expenses—we continue to exert strong control over expenses with the only significant increase occurring in staff expenses. And that increase is primarily because we’re a bigger company. We added United National and we’ve been growing organically. Total expenses are coming in about where we said they would, basically flat to last year. And we will continue to manage to that goal.

And finally a comment on capital—we have a great deal of excess capital and our top priority is to reinvest in our higher return businesses. The Riggs acquisition is good evidence of our capital position. Even after closing that deal we expect to be in a very solid capital position. But we’re keeping an eye on the relationship between tangible and common equity.

And our tangible capital level—there will be some pressure on this with the additional goodwill coming on the books from the Riggs deal. As a result we expect to be at the lower end of our previously announced share repurchase guidance of 250 million to 750 [million] for the year. And we’ve already done 190 million through the first half of the year.

So overall we’re feeling very good about our position. The businesses are growing their customer bases and as Jim said, they’ve been challenged to increase market share. And we think we’re in a great position to ramp up net interest income over the next eight months—the next 18 months.

The long term looks good for us as well. We’re coming into the Riggs acquisition in a position of strength and we’re excited about the opportunities we see before us across our expanding geographic reach.

Before we take your questions, I think Jim would like to make a few closing remarks.

James Rohr:	Well thanks, Bill.

I’d just like to tell you we’re feeling very good about the quarter and feeling very good about the rest of the year.

Increasing loan demand coupled with the increases in the net interest income that we expect in a rising rate environment, and the positive effect of our initiatives to grow market share should continue to create this strong momentum for PNC.

So we’re optimistic about the remainder of the year.

We’ll be happy to take any of your questions.

William Callihan:	Operator, could you give our callers the instructions please?

Operator:	Yes, sir. At this time, I would like to remind everyone, in order to ask a question, please press Star 1 on your telephone keypad.

We will pause for just a moment to compile the Q&A roster.

Your first question comes from Tom McCandless of Deutsche Bank Securities.

James Rohr:	Good morning, Tom.

Tom McCandless:	Good morning, gentlemen. Bill, thanks for addressing the net interest income, but could we ask a few more questions on that?

William Demchak:	Sure.

Tom McCandless:	And that is, to what degree is contemplated loan growth critical to driving net interest higher?

William Demchak:	Generically, obviously, loan growth is going to help net interest income. We don’t think in our plans that we have sort of outlandish assumptions with respect to how we can grow those balances up.

If you look quarter to quarter, Page 13 of the financial supplement, the spot balance increases quarter to quarter in the C&I sector are pretty stunning.

We’re doing a real solid job on that and we feel pretty good about our ability to continue to execute on that.

James Rohr:

But it’s not tied to any one business, Tom. I mean one of the—probably the fastest growing—is the secured lending business, where you’ve seen commodity prices increase and the customers are utilizing—manufacturing customers are utilizing a higher value to inventories—and it’s showing up in increased loan demand.

Tom McCandless:	What kind of utilization rates do you have in asset-based lending versus the other commercial business? Outside of real estate.

William Demchak:

The asset-based lending is somewhat unique because the commitment you put out and the amount you’ll lend as a function of available receivables that you get as collateral. So utilization doesn’t really play into it per se, it’s kind of how much collateral do they have on a line at any given point in time.

I think what we’re seeing though, I guess across all of wholesale, is increases on average and utilization and in some businesses—real estate for example—utilization rates are up close to 2.5% from the prior quarter.

Tom McCandless:

Okay. And then another question, if I may. There was some opening comments with respect to rescoring and reallocation of equity on a risk-adjusted basis to your customer base—sort of going through the whole client base one more time.

What should we look for as investors as sort of what that means? What’s going to come out of that, what should we anticipate, what should we be thinking about? Does this mean you’re going to need to fortify your efforts to cross sell? Does this mean that you have customers that you are losing patience with? What should we make of that?

William Demchak:

I think that the strongest message is just that we’re going to be disciplined about it. I think if you go back in time, any bank that’s really gotten itself in trouble with credit in a big way typically got there because it was lending money to people it didn’t know and wasn’t sort of looking at the total return of the relationship, risk-adjusted.

All we’re talking about is making sure that our customer relationships look at the total profitability. So we do try to cross sell, we do try to measure that. We try to measure the return on equity associated with that individual or relationship.

And put our money with people that are paying us a return for it. And that’s—and we’re doing that today and we’re growing balances with that approach. And we’re growing fee income as we sign up those customers. And huge percentage increases, it’s working.

James Rohr:

Targeting the prospects is probably the most important factor there, Tom. I know we’ve talked to you in the past about how you get tired of trying to get incremental fee income out of an old customer. But one of the best ways to utilize it is to really look at the risk-adjusted potential with a given customer and make sure your officers or your calling officers are targeting the right people that have the right opportunity.

Tom McCandless:	And then finally going back to the net interest income question if I may. Bill, do you contemplate the net interest income and 2004 for the calendar year will be above or below 2003 as reported?

William Demchak:

I don’t know the answer to that right off the top of my head. We had basically plotted it out where, as I said, third quarter will be roughly flat and then start to ramp up in the fourth quarter and out through ‘05.

But the real issue is the speed of the rate increases. We’re obviously and have been getting hammered because our margin is down, because we haven’t chosen to sort of lever up the securities book. And it’s frustrating, because you see people who take a one time massive charge, sell off their securities book and say they’ll grow income in the future and they get a one time charge they take out of operating income and we haven’t done that.

We haven’t needed to do that and we’re basically going to grow our income without taking that charge. And that seems to be missed on people.

Tom McCandless:	Thank you.

William Demchak:

Tom, as I was going on there, I have some people scribbling numbers. And the ‘04 number will be below the ‘03 number in total, not by a material amount though. And then ‘05, we would suspect it would be higher.

William Callihan:	Next question, please.

Operator:	Thank you. Your next question comes from John Kline of Sandler O’Neill.

John Kline:	Good morning guys.

James Rohr:	Hi, John.

John Kline:

Bill, I would just applaud you to resist the temptation to throw that cash-and-carry trade on. I mean, we’ve seen companies trying to that and I think investors see right through it. And I think their valuations are suffering because of that.

But my question centers more along the lines of your asset sensitivity. The balance sheet was asset sensitive. I got the sense when we met a month or two ago that you folks were striving to become more asset sensitive.

Can you quantify that in any way if you ran your analysis now, kind of what the effects to be to net interest income, given a 100 basis point change in rates?

William Demchak:

I don’t have those numbers in front of me. But I’ll tell you that we were pretty active during the second quarter. If you remember we went into the first day of the quarter with two-year rates down around 1.45 or something. And then they backed up immediately after that.

And we’ve been—we shortened up even more early on and then we sort of relevered somewhat during the quarter to take away some of the open position we had sort of created.

We’re still asset sensitive. The real issue for us—you guys measure asset sensitivity largely with respect is your net interest income going to go up or down if you hold your existing portfolio. That is true for us.

The other issue for us is we just haven’t levered the balance sheet outright. Right. So we haven’t chosen at some point in time there will be an opportunity to extend and invest more aggressively than we have, which isn’t measured in that asset sensitivity number.

So it’s a long-winded way of saying depending how rates play out here, we could do substantially better. But we don’t need dramatic increases in a hurry to necessarily make that happen.

John Kline:

In just in terms of the earning assets, for a long time it kind of declined. Do you see the loan growth numbers really starting to—I mean they were just very, very solid this quarter. Do you see that really as a catalyst to really start driving your average earning asset growth going forward?

William Demchak:

Yes, I think certainly with the sale of the auto lease portfolio, sort of the downsizing of things is finally over with. I think the held-for-sale portfolio has a number in it of like $25 million. So we’re basically done and now it’s about growth.

And as you point out, the success thus far in that front has been really strong.

John Kline:

Yes, and just one last question centering on that. If you could attempt to quantify the lift that you’re getting from the United—the UNBJ acquisition—in terms of the loan growth this quarter, was it a significant contributor?

James Rohr:	No, I would say that the—John—the loan growth came from across the whole franchise. And I think Page 13 in the supplement really kind of shows that we’ve enjoyed loan growth across all the businesses.

William Demchak:	I mean you can, if you back out the—clearly, adding United helped our balance sheet or increased our loan balances outright—but we’ve grown loan balances substantially beyond just that acquisition.

The income, by the way, for United, we had planned in our—just to give you an idea of how well that’s going—we had planned a $10 million income number year to date for that acquisition and they’re at 14. They kind of came out of the box slow in the first quarter but really ramped up and trends there look fantastic.

John Kline:

Yes, I guess that’s what I was really trying to drive at Bill is how much lift you’re getting just from kind of all the different products that you offer that maybe they didn’t—the ability to extend more credit to better qualifying customers, things like that. It sounds like it’s going well.

James Rohr:

It’s going very well John. The conversion was seamless. That took place at the end of the first quarter. And we’ve hired a number of private bankers and obviously it didn’t take place over—it didn’t get into the swing of things until the second quarter. And they’re increasing, we’ve hired a number of brokers who, again, are coming on stream at the—in the second quarter into the third.

So I think we would do that United National deal everyday if we could. That thing has been a wonderful success.

William Demchak:

We’re looking at some deposit numbers for example, they’re versus what we had sort of planned going into the acquisition, they’re 12% over our planned number. We like this idea of high growth markets obviously and the differentiation we see there versus some of the rest of our footprint.

John Kline:	Great, thank you.

William Callihan:	Next question, please.

Operator:	Your next question comes from Kevin St. Pierre of Sanford Bernstein.

James Rohr:	Hi Kevin.

Kevin St. Pierre:	Good morning.

A little more touching on interest rate sensitivity. You showed some—as we mentioned, you showed strong deposit growth during the quarter both in the interest bearing and non-interest bearing.

Now as you move forward and as loan demand seems to be improving, particularly by period-end balances, I’d like your outlook on your ability to generate sufficient deposit funding and how that might impact the margin going forward.

James Rohr:

Well, our loan deposit—our deposits are growing nicely, particularly our checking accounts. We’re now starting to become more competitive in the money market and the CD space. That’s been a space in a declining interest rate environment the only way you really have an opportunity to make much money in that space is go out the yield curve.

But in a rising interest rate environment and increasing loan demand that becomes a more attractive funding source. And so you could see the deposit growth that we had in the quarter. And I think it’ll be able to fund a significant portion of the loan growth.

Plus, in our loan deposit ratio, I believe the second lowest loan deposit ration in the industry. And so our core funding will certainly be able to take care of even a very robust loan growth going forward.

William Demchak:	If you look at Page 9, when you get around to it, on the financial supplement. Sorry, we’re getting an echo here.

William Callihan:	Operator? Is everyone still there?

Operator:	Yes, sir.

William Demchak:

Thank you. Okay, it went away. Anyway, Page 9 on the supplement actually gives a breakdown of where income came from on our balance sheet. And you’ll see that the drop is all in the securities line and that’s sort of protecting for the future.

You’ll also see that the cost of our funding during the quarter is only up marginally. We grew the deposits without chasing hot money, without paying up for it. And those trends continue so we feel pretty good about it.

Kevin St. Pierre:

On the deposit side and particularly like you say, absent the hot money, do you feel that much of the current growth or the growth in the current period has been market-driven, or are you gaining share? And if you are gaining—share if you think you’re gaining share—how do you think you’re doing that?

James Rohr:

We believe that were gaining share significantly in the checking account space. The checking account number we were up 8%. And in terms of checking accounts, we have a number of things—there’s not only workplace banking, university banking, we have a thing called Chairman’s Challenge, which I think differentiates us from our competitors in the marketplace.

And so we’re growing checking accounts and I think that’s worked out very well. We’ve not chased the hot money. So the deposit growth that you see is primarily driven off of customer growth, as opposed to having the highest-priced money market account, which we’ve over the last three years finally heard from our customers that we didn’t have the highest money market account.

And our corporate customers, we sweep a great deal of their deposits into BlackRock liquidity funds. So you’re really talking about core growth of customer deposits.

Kevin St. Pierre:	Okay, thank you.

William Callihan:	Next question, please.

Operator:	Thank you. Your next question is from Gerard Cassidy of RBC Capital Markets.

Gerard Cassidy:	Good morning.

James Rohr:	Good morning.

Gerard Cassidy:

Couple questions on credit quality. In your guys’ experience, credit today for the industry is phenomenally strong. And as evidenced on your Page 1, if you look at your loan loss provision or you look at your non-performing assets, it’s outstanding the trend lines in the last five quarters.

What are you guys saying—I mean everything goes in cycles and this is a great cycle that we’re in right now on credit. When do you think we see a stabilization and that credit just doesn’t improve anymore? And then when do you think the provisions would start to creep up to capture the growth in the loan portfolio that you’re seeing today, and I expect you’d see in the second half of the year?

James Rohr:

Well, you’re absolutely right, Gerard, it does go in cycles. And the loan losses usually show up 6 to 18 months after the economy turns down. And hopefully we’re not anywhere near that space. Our credit quality as you mentioned, is probably as good as there is in the industry.

And we’re going to stay focused on that. I can’t speak for everyone else. One of the issues for us—and I think it’s sometimes lost, is that we are 65% fees. So we don’t have to reach for credit at this point. And we’re very focused on that.

And the other part is and that’s allowed us to not reach in the cash-and-carry trade as well. So whether it’s credit or interest rate risk, we’ve elected not to take that risk. And it’s softened the performance over the last couple of years because we haven’t. But quite frankly, I think we’re extraordinarily well-positioned going forward.

So as Bill said we would expect that the provisioning would start to pick up in the second half of the year because of the loan growth. But in terms of the industry we really have a hard time predicting what they’ll do.

Gerard Cassidy:

Have you guys—have your loan officers indicated that underwriting standards are softening a little bit? One or two of your large competitors have suggested this might be the case in their markets. Are you guys seeing anything like that?

William Demchak:	Yes, it’s more pronounced the larger the transaction. So the large corporate deals have gotten very aggressive. The large syndicated high yield deals, the structures have gotten very aggressive.

Most of our growth, though, is kind of coming from the smaller, middle market business credit, specialized lending stuff that while we’ve see it—and you’ll see in our numbers the drop in our average spread. It isn’t as pervasive as what you’re seeing in the large syndicated deals as sort of the institutional investors chase the “B” tranches of those deals.

James Rohr:	Actually the business—the only business that we have that’s really under plan on loan outstandings is the large corporate business, which is meaningfully behind plan in the loan outstandings.

William Demchak:	And we’re not so sure we’re sad about that right now.

James Rohr:	Yes, the returns aren’t that great in the first place.

William Demchak:	Yes.

Gerard Cassidy:	One final question and I had to jump off, but possibly you have addressed this. Your equity management gains in the quarter of $35 million—can you give us some color what was included in there?

James Rohr:

There were a number of transactions in there. It would only come out of the equity management units over the course of the first half of the year at a $40—a $45 million— $40 odd-million earnings in the equity management business.

On an annualized basis, that’s about a 12% return on our equity book. So while we’re pleased to have it profitable again, it’s not an outsized return to expect from the investments we have in equity management.

Gerard Cassidy:	Is that a number that we should look for in the second half of the year as well or is it more of a one-time nature?

William Demchak:

It’s not in our plan for the second half to be as large as what we saw in the second quarter, which is why I mentioned it in my comments. I mean we’d obviously love to see it that big and larger but we’re not planning for it to be that high.

James Rohr:	As you know, it’s not a predictable revenue source.

Gerard Cassidy:	Correct. Thank you.

William Callihan:	Next question, please.

Operator:	Your next question comes from John McDonald with Banc of America Securities.

John McDonald:	Hi.

James Rohr:	Good morning, John.

John McDonald:	Hi. Bill on the expense guidance, you were shooting for year over year flat ‘04 versus ‘03.

William Demchak:	Yes.

John McDonald:

Is this—am I correct that that implied a good deal of sequential improvement in the second half from the 910 this quarter? And what would be – what’s driving that down in the second half? Is that cost savings from United or other stuff?

William Demchak:

No I don’t—I think it’s roughly flat out through the remainder of the year. I think the guidance on that has been—and we’ve tried to be clear but basically what we said is just look at reported expenses last year, reported expenses this year and they’ll be roughly flat and that’s what we’re tracking to.

There’s piles of noise in last year’s expense line and there’s some noise in the front half of this year’s expense line. So if you just look at reported to reported, we’ll be flat. Or there—close to it.

John McDonald:	Okay, and the way you interpret that is from the current—if we look at the 910 million in this quarter is pretty flat in the second half from there?

William Demchak:	Yes.

John McDonald:	Okay, and could you repeat what you said quickly about the buyback expectations, the low end. Just to remind us again what those numbers were?

William Demchak:

Yes, we’ve done this for a couple years now where we go out with a pretty wide range. I guess this year we talked for 250 to 750 [million] as a function of other opportunities that we saw in the market to invest our capital or just growing the business.

Partly because we’ve seen the big growth in loans that we’ve seen, but also because of the Riggs acquisition, we would expect we’d be at the lower end of that range rather than the higher end.

John McDonald:	Okay. And you did a certain amount already this year?

William Demchak:	Yes, I think we’re 100…

William Callihan:	Hundred and ninety million.

William Demchak:	Hundred and ninety million, yes.

John McDonald:

Okay. And then just clarification on what you said about the credit provision, $8 million this quarter and then 5 for the—5 that you didn’t do on provided for the auto lease. So would you say you’d be up a little bit from 13 or up from 8? How should we think about that?

William Demchak:	Up from the 13.

John McDonald:	Okay, thanks.

William Callihan:	Next question, please.

Operator:	Thank you. Your next question comes from Joe Duwan of Fox Pitt.

James Rohr:	Good morning.

Joe Duwan:

Yes, good morning everyone. You answered my question on the equity gains, but I might ask about the bond gains of 14—that’s pretty much in line with what you think is a normalized number. But with the unrealized losses in the bond portfolio, is that still realistic?

William Demchak:

Yes, I think so. We move around stuff in that portfolio, particularly as you see the volatility we’ve seen with rates this quarter. So I think that a number of 10 to 15, as we’ve said before, is sustainable.

Remember that it’s individual positions that need to have gain, not the total. Right. So…

Joe Duwan:	Right. All right, thank you.

William Callihan:	Next question, please.

Operator:	Your next question comes from Claire Percaprio of Janney, Montgomery, Scott.

Claire Percaprio:	Hi, can you hear me okay?

James Rohr:	Hi, Claire.

Claire Percaprio:

Hi. First were there any loans purchased in the quarter – that loan growth is so terrific? And second, I just want to clarify are you considering sort of the clean operating earnings number to be a $1.01 or $1.02?

James Rohr:	Well first I would say that we really had no loan purchases in the quarter. So the growth that you’re seeing quarter to quarter really was customer loan growth that came out of the customers.

The question on $1.01 or $1.02…

William Callihan:	I’m not sure how you can…

James Rohr:	I’m not sure how you’re…

William Callihan:	…how you’re getting to a $1.02, maybe you can…

Claire Percaprio:

Yes, well actually I wasn’t really considering those venture capital gains sustainable I guess when I get it. And then you’re sort of—and you’re really—if you’re not assuming them in the second half then I took the $1.07 minus 8 cents of equity gains but also subtracted the 2 cents from auto vehicle barge…

William Callihan:	Okay.

Claire Percaprio:	…and got $1.01. Is that fair?

William Demchak:

Well, a couple things. First, we are expecting continued gains from the venture book, just not at the level that we saw in this quarter. That’s sort of point one. The other thing in terms of this normalization table and it’s a point we’ve been meaning to make. We put that out there and show you how we look at things, but add or subtract as everybody does, whatever you think is appropriate and realizable through time.

But all we really try to do in that table is to show you things that are sort of non-core business and you can include it or not, at your pleasure.

Claire Percaprio:	Okay, thanks.

William Callihan:	Okay. Next question, please.

Operator:	Your next question comes from Denis Laplante of KBW.

James Rohr:	Good morning, Denis.

Denis Laplante:	Good morning, Jim. Thanks for taking the call. I have two or three questions.

First, is there any tail on the sale of the vehicle leasing – is there any liability on your part?

James Rohr:	No.

Denis Laplante:	Okay, good. Point two on the securitization, did you have any securitization gains in your corporate services line? That seems to be a little above run rate even adjusting for the held-for-sale gains?

William Demchak:	We did have CMBS deals that went through this quarter.

Denis Laplante:	Do you know what the gains were?

William Callihan:	Yes. Denis, those gains would have been about $14 million. I’m sorry. Yes, $14 million.

Denis Laplante:	How did that compare to last quarter?

William Callihan:	They were 10.

Denis Laplante:	Okay. Should we count on, say, a low double digit number? Is that a pretty good number quarter to quarter or you—there’s some seasonality there?

William Demchak:

I think you can sort of count on it. You might see what happened in the first quarter for example is we had a deal slip a month, and so you might see some lumpiness, but on average through the year that’s probably not bad.

Denis Laplante:

Okay. And I think I caught from your comments that the held-for-sale portfolio is finally down to about $25 million and you’ve been reaping gains out of that every quarter. Is there any other movements or adjustments you plan out of the corporate portfolio?

James Rohr:	No, not really. No, we would say that the portfolio was pretty much where we want it to be now, Denis.

Denis Laplante:	Okay great. And the last question I have, the timing of the vehicle sales portfolio—the leasing portfolio, did that occur early, late in the quarter?

William Demchak:	About the middle of the quarter.

James Rohr:	About in the middle.

Denis Laplante:	Okay. Great, thank you.

William Callihan:	Sure. Next question, please.

Operator:	Thank you. Again if you would like to ask a question, please press Star 1 on your telephone keypad.

Your next question comes from Robert Rutschow of Prudential.

James Rohr:	Robert, nice to talk to you.

Mike Mayo:	Hi, this is Mike Mayo.

William Demchak:	Hey, Mike.

Mike Mayo:	What impact did the reduction in unfunded commitments have on earnings this quarter?

James Rohr:	What impact does—I’m sorry we can’t hear you too well. What impact does…?

Mike Mayo:	The reduction in unfunded commitments have on expenses this quarter?

William Demchak:	Reduction in unfunded commitments?

James Rohr:	Mike, unfunded commitments actually went up in the quarter.

William Demchak:	Right.

Robert Rutschow:	The reserve for unfunded commitments.

William Demchak:

Oh, the $7 million. Just the movement between—banks do it differently. We actually break out our reserve for a commitment separate from the reserve from the loans, but when we talk about provision we talk about the combined.

James Rohr:	Yes.

William Callihan:	Yes. There’s no impact on earnings, Mike.

Mike Mayo:

Okay, and then one separate question, related to the Riggs acquisition. I’m not sure if I got this in the conference call. What is the efficiency ratio of Riggs if you were to exclude all of the businesses to be divested?

James Rohr:

I would love to be able to know. For years they had the highest operating ratio in the entire industry. And our intent is to convert that into a very low overhead ratio. As I mentioned, we would expect that to be a primarily a regional community bank kind of a balance sheet by the time we acquire it.

So in the Riggs disclosures we showed how we—how the company is being transformed by the time we take it over. So that it, I mean they’re in the process of selling a [Gulfstream V jet] right now, artwork, and a condominium in London and number of other things that really aren’t germane to the business that we’ll be acquiring.

Mike Mayo:	Okay, thank you.

William Callihan:	Next question, please.

Operator:	Thank you. Your next question comes from Jennifer Thompson of Oppenheimer.

Jennifer Thompson:	Good morning.

James Rohr:	Good morning Jennifer.

Jennifer Thompson:

Just a couple questions on the net charge-off ratio. Given your business model, can you give us a sense of what you think a normalized net charge-off ratio would be through the cycle? And the net charge-off ratio came down pretty dramatically this quarter, even backing out sort of the one time impact in the first. Is that something we should consider a good run rate, at least in the near term?

William Demchak:

We talk about a 40 to 45 basis point charge-off ratio sort of through the cycle. We’re going to run below that for some period of time. At this point in the cycle we would expect it, if and when things go bad, we’ll be marginally above it. The important thing is we’re sort of managing the overall portfolio to that sort of expectation in totality through the cycle. But we’re clearly in good times and running below it for now.

Jennifer Thompson:	Okay, so there wasn’t really anything unusual this quarter? This was sort of a clean—the 25 basis points was kind of a clean number?

William Demchak:	Yes.

Jennifer Thompson:	Great, thank you.

William Demchak:	Before we wrap up I wanted to go back to—I think it was John’s question on expenses. And I might have misunderstood, John, where you were coming from, if you’re still on.

But the second half expenses will in fact be in fact over $100 million lower than what we did in the first half. They’ll be roughly equal to the expenses in the second half of last year. And the reason they’re down are just incremental cost saves that continue to roll through. Obviously the UNB one-time cost that we had in the first quarter.

And we had, for a bunch of various reasons, higher incentive comp in the first half of the year. A lot of that coming through BlackRock, that we would expect to have in the second. So if you do the math the total year to year will be the same, but in order for that to work, our second half expenses will be in excess of $100 million lower than what we actually recorded in the first half.

James Rohr:	A very important point.

William Callihan:	Any other questions, operator?

Operator:	There are no further questions at this time.

James Rohr:	Okay. Thank you very much for joining us today.